EXHIBIT 99.1

DEFSEC Ships New BLISS (“Battlespace Laser Identification Sensor System”) To U.S. Army Yuma Test Center

OTTAWA, ON April 29, 2026 – DEFSEC Technologies Inc. (TSXV: DFSC and DFSC.WT.U; NASDAQ: DFSC and DFSCW) ("DEFSEC" or the "Company") today confirmed that it has now shipped two new networked BLISSTM systems to the United States Army Yuma Test Center (US Army YTC) for test and evaluation.

The BLISSTM shipment today to the US Army YTC follows delivery of an earlier version, called BLDS (Battlefield Laser Detection System) to the U.S. Army last year for testing and trial activity. BLISSTM is an enhanced, networked version of BLDS as the next step in the evolution of the Company’s technology roadmap for battlespace laser detection and intelligence.

The patent-pending BLISSTM system alerts operators to laser activity across the battlespace, providing critical early warning and valuable seconds to assess, evade, defend, and deploy countermeasures. Miniaturized BLISSTM sensors can be mounted on vehicles and fixed infrastructure, or worn on personnel, to affordably blanket a battlespace with sensors for enhanced survivability and situational awareness and battlespace intelligence in contested environments. It transforms laser warning into shared, actionable battlespace information.

Beyond real-time detection, BLISSTM incorporates enhanced laser pulse signature capture and analysis to help identify the source, intent, and affiliation of detected emissions. By enabling users to distinguish among known signatures, the system supports faster, more informed tactical decisions.

“The BLISSTM system shipped today to Yuma for US Army testing represents a major step forward in tactical-edge force protection and actionable battlespace intelligence for commanders,” said Sean Homuth, President and CEO. “This capability will provide operators with critical time, better information, and a meaningful operational advantage against laser-enabled threats, including those seen in current Middle East conflicts.”

DEFSEC expects to brief domestic and foreign delegations on its BLISS product at Canada’s upcoming annual defence and security show, “CANSEC”, May 27 and 28, 2026, in Ottawa.

For further information please contact:

Sean Homuth, President and Chief Executive Officer

homuth@defsectec.com

613 863-1255

Or visit www.defsectec.com

About DEFSEC

DEFSEC (TSXV: DFSC) (TSXV: DFSC.WT.U) (NASDAQ: DFSC) (NASDAQ: DFSCSW) (FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other DEFSEC products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary less-lethal product line branded PARA SHOTTM with applications across all segments of the non-lethal market, including law enforcement. The Company is headquartered in Ottawa, Canada.

For more information, please visit https://www.defsectec.com

Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", “have sight of”, "believe", or "continue", the description of “optimism”, “ momentum” or “interest”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purpose of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes. Such forward-looking statements are based on the current expectations of DEFSEC's management and are based on assumptions and subject to risks and uncertainties that are documented in detail in the Company’s public filings. Forward-looking statements included in this include, but are not limited to: management's belief of sufficiency of available financial resources to support forecasted activities in 2026 based on cash on hand, anticipated revenue streams and planned expenditures in the fiscal year, subject to execution of the Company's operating plan and other risks and factors described in its public filings; interest in DEFSEC LightningTM, BLISSTM or other products and services as well as timing of full implementation or commercial release thereof; the Company's estimates of increases to annualized gross margin on a go-forward basis and extent thereof, if any; the stage of scaled production for the PARA SHOTTM technology into new training cartridges and timing of release thereof; and management's belief that its extensive customer base of law enforcement agencies for ARWEN throughout North America is a ready market for its new products like PARA SHOTTM as well as DEFSEC LightningTM.

Although DEFSEC's management believes that the assumptions underlying such forward-looking statements are reasonable, they may prove to be incorrect. The forward-looking statements discussed in this news release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting DEFSEC, including DEFSEC's inability to execute on its current operating plan and/or fiscal 2026 forecasted activities, DEFSEC's inability to secure contracts and subcontracts (on the timelines, size and scale expected or at all), statements of work and orders for its products in fiscal 2026 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by DEFSEC, inability to finance the scale up to full commercial production levels for its physical products, inability to secure key partnership agreements to facilitate the outsourcing and logistics for its ARWEN® and PARA SHOTTM products, inability to commercialize DEFSEC's Battlespace Laser Identification Sensor System (BLISS), inability to secure or complete the execution of government contracts, inability to drive growth in DEFSEC's ARWEN® product line, inability to advance the commercialization of DEFSEC's PARA SHOTTM products, delay or inability to launch DEFSEC's Lightning SaaS offering, lower than expected or delayed demand for DEFSEC's BLISS, overall interest in DEFSEC's products being lower than anticipated or expected; general economic and stock market conditions; a stagnation or decrease in North American defense and public safety spending, adverse industry events; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of DEFSEC to implement and execute its business strategies; risks and uncertainties detailed from time to time in DEFSEC's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of DEFSEC. Although DEFSEC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and DEFSEC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.